EXHIBIT 12

EOG RESOURCES, INC.
Computation of Ratio of Earnings to Fixed Charges
(In Thousands)
(Unaudited)

Year Ended December 31		2017	2016	2015		2014	2013

EARNINGS AVAILABLE FOR FIXED CHARGES:
Net Income (Loss)		$2,582,579	$(1,096,686)	$(4,524,515)		$2,915,487	$2,197,109
Less:	Capitalized Interest	(27,429)	(31,660)	(41,841)		(57,170)	(49,139)
Add:	Fixed Charges	368,431	381,325	355,539		337,762	348,399
Income Tax Provision (Benefit)		(1,921,397)	(460,819)	(2,397,041)		2,079,828	1,239,777
TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES		$1,002,184	$(1,207,840)	$(6,607,858)		$5,275,907	$3,736,146

FIXED CHARGES:
Interest Expense		$265,884	$273,362	$227,913		$193,171	$226,721
Capitalized Interest		27,429	31,660	41,841		57,170	49,139
Capitalized Expense Related to Indebtedness		8,488	8,319	9,480		8,287	8,739
Rental Expense Representative of Interest Factor		66,630	67,984	76,305		79,134	63,800
TOTAL FIXED CHARGES		$368,431	$381,325	$355,539		$337,762	$348,399

RATIO OF EARNINGS TO FIXED CHARGES		2.73	(3.17)	(18.59)	(1)	15.62	10.72

(1)
For the year ended December 31, 2015, total fixed charges exceeded earnings available for fixed charges by $7.0 billion primarily due to impairment charges recognized in 2015 with respect to our proved oil and gas properties and other assets.